Exhibit 6.12

LICENSE AGREEMENT

_______

Effective as of September 15, 2018

By and Between

Lufetrega Mexico SA de CU 2F

and

Advance Green Energy, Inc.

________

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THIS LICENSE AGREEMENT, including the Exhibits ("Agreement"), effective as of September 15, 2018 ("Effective Date"), is hereby made by and between and Advance Green Energy, Inc., a Florida corporation, having principal offices at 523 South Hwy 41, Inverness, Florida 34450 ("AGE") and LUFETREGA MEXICO SA DENaving principal offices, LF/ at Mexico, Av Mariana Otero 1030, Guadalajara, Jalisco Mexico ("LMS"), each hereinafter referred to as a "Party" and together as the "Parties."

________

Whereas, Advance Green Energy, Inc. has certain products and

Whereas, LUFETREGA MEXICO SA DE, having principal offices at Mexico, Av Mariana Otero 1030, Guadalajara, Jalisco Mexico ("LMS") wishes to obtain exclusive rights to such products,

Now, Therefore, in consideration for the mutual promises and warranties contained herein, and other valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1.      SALES AND PURCHASES OF PRODUCTS.

1.1 PRODUCTS. Subject to the terms and conditions of this Agreement, AGE agrees to sell to LMS the AGE products ("Products") which LMS may order from AGE, as described in the Price Schedule attached and incorporated herein as Exhibit A, as it may be amended from time to time in accordance with the terms hereof. Products include test results to proven product, amounts and mixtures, user documentation, packaging and any enhancements, modifications, updates, fixes or releases related thereto. Products shall be manufactured by AGE or their manufacturer blenders according to the functional, technical and other specifications for each Product as modified from time to time by written agreement of the parties ("Specifications"). Subject to the rights and licenses granted to LMS in this Agreement, AGE shall retain ownership in and to all Product intellectual property that was developed or acquired by AGE.

1.2 NEW PRODUCT INCLUSION. AGE agrees to keep LMS informed of any new products or improvements to existing Products. AGE shall use best efforts to provide LMS with ninety (90) days written notice (prior to shipment) of any upgrades to a Product that will alter the formula, fit, function or price of that Product. AGE will notify LMS if it wishes to add a new product or series of products of AGE's to this Agreement. LMS and AGE shall then proceed to establish pricing and delivery schedules for each of such new Product. Upon agreement of these items, such product(s) shall be considered Products under this Agreement and shall be purchased and sold under the terms and conditions of this Agreement. AGE shall notify LMS when AGE is first reasonably prepared to ship more advanced technology of a similar Product category to customers, and thereafter LMS may convert any or all of its future orders of Product to the more advanced technology.

1.3 PRODUCT UPGRADES. All upgrades, Product enhancements and fixes for the product will be made available to LMS as soon as reasonably practicable and at no additional charge.

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1.4 PROJECT MANAGERS. Each party will appoint a single project manager ("Project Manager") and provide written notification to the other party of the name of the Project Manager within five (5) days of the Effective Date. The Project Managers will act as liaisons between the parties with respect to their respective performances of this Agreement and shall provide the parties from time to time with the names and telephone numbers of additional specific contact persons (e.g., to communicate specific information regarding support, enhancements, etc.) when such direct contact is preferable. In the event that either party appoints a new Project Manager, such party will promptly notify the other.

2.      OWNERSHIP; GRANT OF RIGHTS

2.1 OWNERSHIP. As between the parties, AGE retains title to and ownership of, and all proprietary rights with respect to, the formula.

2.2 OEM RIGHT. AGE hereby grants LMS the exclusive marketing rights for the Country of Mexico, royalty right and license to promote, market, resell and distribute all AGE Products as stand-alone products or incorporated into or in connection with LMS's products.

2.3 LICENSE AGE hereby grants LMS an exclusive, license to sell the product in the name of LMS and under such product names as LMS shall designate. LMS will upon the execution of this agreement pay to the order of AGE an annual licensing fee of FIFTY THOUSAND DOLLARS ($50,000.00).

2.4 LMS PROPERTY.

(a) All property, including without limitation designs or materials, furnished to AGE by LMS or paid for by LMS in connection with this Agreement (collectively "LMS Property") shall:

(i) Be clearly marked or tagged as the property of LMS;

(ii) Be and remain personal property, and not become a fixture to real property;

(iii) Be used only in filling purchase orders from LMS and subcontractors, if any, and in providing service or support for the Products;

(v) Be kept free of liens and encumbrances;

(vi) Be kept separate from other materials, tools, or property of AGE or held by AGE; and

(vii) Not be modified in any manner by AGE.

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(b) LMS shall retain all rights, title and interest in the LMS Property, and AGE agrees to treat and maintain the LMS Property with the same degree of care as AGE uses with respect to its own valuable Properties. AGE shall bear all risk of loss or damage to LMS Property until it is returned to LMS. Upon LMS's request, AGE shall deliver all LMS Property to LMS in good condition, normal wear and tear excepted, without cost to LMS (exclusive of freight costs); LMS shall determine the manner and procedure for returning the LMS Property and shall pay the corresponding freight costs. AGE waives any legal or equitable right it may have to withhold LMS Property, and AGE agrees to execute all documents, or instruments evidencing LMS's ownership of the LMS Property as LMS may from time to time request.

3.       PRICES; PAYMENT

3.1 PRICES. The prices to LMS of the Products shall be the prices contained in the attached Exhibit A less a discount calculated in accordance with Exhibit A. Such prices shall be fixed for three (3) years, commencing with the Effective Date of this Agreement, except that if AGE's price for a comparable standard product is reduced, such reduction shall be immediately effective and shall apply to all unshipped orders of that Product. Sixty (60) days prior to expiration of the first year and any subsequent years of the Agreement, the parties shall meet to negotiate, in good faith, pricing and discount to be applied to the Products for the ensuing year of the Agreement. All prices are F.O.B. at one of the three locations of AGE facility in Florida, Utah or Canada from AGE's manufacturing facility.

3.2 COST REDUCTIONS. AGE agrees to work on achieving cost savings on all materials and processes. In the event cost savings are identified, and the parties elect to institute any such savings, the parties agree to share the benefits which shall result from the instituted cost savings.

3.3 TAXES. Prices stated in Exhibit A are in U.S. dollars and do not include applicable U.S. federal or state sales or use taxes which shall be paid by LMS if separately indicated on the invoice for the applicable Product shipment, but do include any duties, export or import charges and the like unless LMS requests direct shipment to a non-U.S. location.

3.4 PAYMENT TERMS. AGE will invoice LMS with each shipment and payment terms will be on a case by case order. AGE will work with LMS to secure bank and private funding to factor all orders that need time on payments. Other orders will pay as normal the full invoiced amount payable within two days after LMS receives the invoice and, regardless of how the funding or payment is secured. no shipment of AGE's product will be shipped until invoice is paid in full.

4.       PURCHASE ORDERS

4.1 PURCHASE ORDERS. LMS purchase orders for Products shall be submitted to AGE in writing. Each purchase order shall include: Identification of Products ordered; Quantity to be purchased; Price of Products ordered; Requested delivery dates; Shipping instructions.

4.2 FORECASTS. LMS will provide AGE with nonbinding thirty-day (30) day forecasts of its requirements for Products on a monthly basis.

4.3 PLACEMENT BY LMS. All purchase orders and invoices under this Agreement shall be subject only to the terms and conditions hereof. In the event the terms of any such purchase order, confirmation or similar document conflict with or are additional to the terms of this Agreement, the terms of this Agreement alone shall apply and shall govern regardless of execution of such document by one or both parties, except that the parties may agree to negotiate non-preprinted terms which shall be effective if executed by both parties. Any other AGE terms and conditions shall not apply to this Agreement or the purchase orders.

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4.4 ACCEPTANCE BY AGE. Subject to the establishment of mutually reasonably agreeable delivery dates, AGE shall accept and acknowledge in writing all purchase orders submitted by LMS within three (3) working days after receipt thereof. Notwithstanding the foregoing, AGE shall accept all LMS purchase orders requesting shipment from the date of AGE's receipt of the purchase order and shall keep a sufficient supply of the Products on hand to enable AGE to timely fill all such purchase orders. Each acknowledgment shall include a firm shipping date for the Products ordered in the purchase order. "Working day" shall mean a regular week day on which AGE is open for business.

4.5 AGE will use its best efforts to meet any scheduled ship dates, but reserves the right to schedule, reschedule or make partial shipments at its discretion. When Products are in short supply, AGE will use its best efforts to allocate equitably to LMS before any other customers.

Notwithstanding anything to the contrary in this Section 4.5, in the event AGE reschedules the delivery of any Product order, or part thereof by fifteen (15) days or more, or if AGE is fifteen (15) days or more late in delivering a Product order or part thereof, LMS shall have the right to cancel any such rescheduled or late order without penalty

4.6 ORDER INCREASES. Upon written request from LMS, AGE shall use best efforts to increase the quantities of Product to be delivered to LMS under existing purchase orders as follows:

(i)	from prior to a scheduled shipping date, AGE will increase quantities of Products by up to 45%; and (ii) more than 90 days prior to a scheduled shipping date.

4.7 RUSH ORDERS. AGE shall use its best efforts to meet LMS's requirements for reasonable rush orders for Products requiring immediate delivery within 10 days. The parties will negotiate in good faith the prices for such rush orders, taking into consideration AGE's available inventory and additional shipping and personnel expense necessary.

4.8 DISCONTINUANCE. AGE shall not discontinue any product sold to LMS for a period of ten years after the last delivery of such product. In the event that AGE intends to discontinue the manufacture and sale of any Product, AGE shall give at least 120-day prior written notice to LMS. During such period the "Discontinuance Period", LMS may place purchase orders for such Product pursuant to this Agreement, provided however, the last delivery date for such Product shall not be more than 30 days after the end of such Discontinuance Period. In no event shall AGE sell such Product to any other of its customers after it stops selling such Product to LMS.

5.       PRODUCT ACCEPTANCE AND QUALITY

5.1 INSPECTION AND ACCEPTANCE BY LMS. Notwithstanding any prior inspection or payment by LMS, all Products will be subject to final inspection and acceptance at LMS's specified destination after delivery by AGE.

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5.2 REJECTION. In case any Product is defective in material or workmanship, or otherwise not in conformity with the requirements of LMS's applicable Specifications, LMS will have the right, at its sole option, to reject such Product; to require correction of such Product; to accept such Product with an adjustment in price; or to return such Product for credit or refund. Any Product that has been rejected or required to be corrected must be replaced or corrected by and at the expense of AGE on a best effort basis within 30 days after receipt by AGE of the rejected material. If, after being requested by LMS, AGE fails to promptly replace or correct any defective item, then LMS shall have the right, at its sole option, to (i) replace or correct such Product and charge to AGE the cost occasioned thereby, or (ii) without further notice, cancel the applicable purchase order relative to the rejected material without penalty or this Agreement for default in accordance with Section 14 below and require refund of any payments made relative to the rejected purchase order material. In the event LMS returns Products due to perceived defects in material and workmanship and/or nonconformity to Specifications and AGE determines, upon its examination and testing of the Products, that LMS has currently rejected the Products which are not defective or in conformity to the Specifications (categorized as "No Problem Found" or "NPF"), AGE retains the right to charge LMS a reasonable fee to cover the necessary processing and testing of the returned units. LMS shall further credit AGE for any reasonable fees that AGE may have paid to deliver the replacement Products to LMS per LMS's request. AGE agrees to provide LMS with the review documentation to validate its findings with respect to NPF's. No fees or credits shall be paid by LMS unless and until LMS has validated AGE's NPF findings.

5.3 PACKING. Unless otherwise specified by LMS, AGE will package and pack all goods in a manner which is (i) in accordance with good commercial practice, (ii) acceptable to common carriers for shipment at the lowest rate for the particular goods, (iii) in accordance with D.O.T. regulations, and (iv) adequate to insure safe arrival of the goods at the named destination. AGE will mark all containers with necessary lifting, handling and shipping information and with purchase order numbers, date of shipment, and the names of the consignee and consignor. An itemized packing list must accompany each shipment which shall include (i) prominently the purchase order number and (ii) the description, part number, revision level, and quantity of the Products so shipped.

5.4 LABELING. AGE shall label and package all Products pursuant to the specifications, which may be amended by LMS from time to time upon thirty (30) days' notice. AGE acknowledges and agrees that, except as necessary to fulfill its obligations under this Agreement, it obtains no rights in LMS's trade names, trademarks, service marks or other designations and shall not use any of the LMS material provided pursuant to this Section 5.4 other than as expressly permitted herein.

5.5 RETURN PROCEDURE. In the event LMS rejects Product due to defects in workmanship or non-conformance to Specifications, LMS may, at its option, return the Product to AGE F.O.B. LMS's location or retain such Product, at AGE's expense, and withhold payment pending AGE's instructions.

6.       PRODUCT SPECIFICATIONS; CHANGES

6.1 SPECIFICATIONS. AGE agrees to supply materials acceptable to LMS's Specifications. AGE shall not make any changes in the form, fit, function, design or appearance of the Product purchased hereunder, or to any Specifications for any Product irrespective of impact on form, fit, or function, without LMS's prior written approval.

6.2 PRE-SHIPMENT TESTING. Prior to delivery, AGE shall test all Products in accordance with the test procedure ("Test Procedure") and shall not ship Products which fail to meet the Specifications. LMS may from time to time and at a mutually acceptable time send its quality control personnel to AGE's factory to assist in or observe the testing. In addition, LMS may, from time to time, request modifications to AGE's test procedure, where repetitive failure to meet Specifications has been noted on shipped product. AGE shall not unreasonably withhold modifications of this procedure.

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6.3 ENGINEERING CHANGE APPROVAL. AGE shall not make any changes to any production process, or the controlled process parameters or sources, types or grade classifications of materials used, which alter the form, fit or function of the Product without first obtaining from LMS an engineering change approval. Within one (1) working day after learning of any bug or other problem in a Product which will or already has resulted in an impact to the installed customer base of such Product, and in any event no later than at the time an engineering request is made, AGE will notify LMS of such problem. For purposes of the immediately preceding sentence in this Section 6.3, "impact" shall mean that a significant number of LMS's customers have been affected by a bug or any other problem with the Product and have notified LMS of the respective problem. AGE shall submit a request to make a change containing engineering data in support of the request. Within ten (10) working days of receiving such request, AGE shall respond to LMS's request and shall either (i) approve the change, (ii) disapprove the change, or (iii) extend the deadline for the approval or disapproval period for an additional twenty (20) working days.

6.4 LMS'S ENGINEERING CHANGE REQUEST. When an engineering change is required by LMS, LMS shall provide AGE all applicable documentation, specifications and requested effective date of such engineering change. AGE will respond initially within ten (10) working days, advising LMS as to (i) implementation and the effective date of such change, (ii) associated costs and effect to on-hand materials, (iii) on order materials, work in process, and (iv) the impact of the change upon existing Product pricing and shipment schedules for the entire period for which purchase orders are outstanding. AGE shall also identify any materials issue or process issue that modifies the shipment schedule that was in effect immediately prior to the engineering change.

6.5 Where a requested change may create scrap costs, AGE agrees to stop work in process and/or orders for materials within 20 days of notification by LMS. Materials on-hand or on order and work in process which has become obsolete as a result of the engineering change shall be treated in the same manner as termination of a purchase order in accordance with Section 14.6 hereunder. LMS must issue requisite documentation and purchase order release changes before AGE will begin the change implementation.

7.       END-USER DOCUMENTATION

7.1 SCOPE. AGE agrees to develop, write, print, manufacture, maintain, and ship all Product-related end-user documentation so that it will have an LMS "look-and-feel" (as defined below).

(a) End-user Product documentation content is determined by the Product, and AGE'S documentation guidelines. Documentation will include, without limitation, user guides, installation guides, labels, all test result software configuration and command reference guides, notes.

(b) AGE hereby grants to LMS, for the term of the Agreement (inclusive of any extensions or associated survival periods), and pursuant to the terms and conditions of this Section 7, a royalty, exclusive, non-transferable license to use.

(c) LMS "look-and-feel" means utilizing and adhering to AGE's then current customer documentation templates, style guide, and printing standards, as defined and specified from time to time by AGE.

(d) AGE will provide at its expense all required templates, style guides, documentation samples, and printing guidelines.

(e) LMS agrees not to modify AGE documentation templates.

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(f) AGE will provide reasonable editorial assistance at alpha, beta, and final draft stages to assist LMS in complying with the LMS "look and feel."

(g) AGE will provide one (1) printed copy of each end-user manual with each Product shipped.

7.2 DOCUMENTATION REVIEW CYCLES. AGE will review all end-user documentation and will provide markups to LMS in hard-copy or electronic medium for incorporation into the documentation. AGE retains sole and final sign-off approval at the above-mentioned draft stages for all end-user documentation.

7.3 ELECTRONIC PUBLICATION. AGE will provide an electronic copy of the end-user documentation files (including all illustrations) at final sign-off stage, and prior to any subsequent revision cycle, for the life of the manual(s). LMS shall have the exclusive right to distribute manual(s) electronically.

7.4 REVISION CYCLES. Once documentation is "in-print," AGE will revise the printed end-user manual(s) as necessary to accurately support the Product. AGE and LMS will agree upon a reasonable revision cycle, determined by anticipated Product enhancements, documentation errors, and/or changes.

(a) AGE will notify LMS within thirty (30) days of AGE's intent to revise a printed document.

(b) Document revisions will include all relevant Product enhancements and new technical information.

(c) Document revisions will receive alpha, beta, and final draft reviews by AGE. AGE retains sole and final draft sign-off approval.

(d) With each revision, AGE will provide electronic copies of files, as specified in Section 7.3.

(f) AGE will reprint revised documentation as specified in Section 7.5.

7.5 DOCUMENTATION LIFE-CYCLE. LMS agrees to maintain end-user documentation in print until AGE notifies LMS it will cease distributing of a particular Product. AGE will manage the physical documentation inventory.

8.       SUPPORT

8.1 CUSTOMER SUPPORT. AGE will provide all first and second level customer support in the same manner that it provides such support for its other similar products. AGE will provide third-level or other customer support to LMS by telephone and e-mail seven days a week, twenty-four hours per day with a maximum one-hour telephone response time. On-site third level problem support shall be as mutually agreed by LMS and AGE, but at a minimum will include troubleshooting and providing fixes of the Product. LMS shall provide AGE feedback on any complaints and potential fixes, which will then be incorporated into the Software.

8.2 ENGINEERING CHANGES. AGE agrees to provide LMS, with new releases of maintenance modifications or engineering changes approved by LMS pursuant to Section 6.3, suitable for preparation by LMS as a Product for distribution to LMS's customers, at LMS's discretion. LMS may request that AGE update all of LMS's customer support documentation and Product inventory to incorporate modifications or changes.

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8.3 EMERGENCY SHIPMENT PROCEDURE. In cases of emergency, as reasonably determined by LMS, AGE will ship (at LMS's expense) to LMS Product(s) with overnight delivery to LMS. Such Products shall only be used for service and support and may not be resold by LMS other than as part of LMS's customer service and support program.

8.4 SUPPORT DOCUMENTATION. Promptly upon LMS's written request, AGE agrees to supply LMS with all technical documentation and resources that the Parties reasonably determine to be useful or necessary to perform customer support and troubleshooting or to analyze the technical benefits and risks of introducing new Products into LMS's customer base.

8.5 PRODUCT REPORTS. AGE will keep accurate records of Product deficiencies (bugs) and make such reports available to LMS at least quarterly on a best effort basis. AGE will maintain an electronic means through which LMS can obtain up-to-date information on bugs, fixes, and updates.

8.6 DISCONTINUED PRODUCTS. AGE will use best efforts to provide support to LMS, pursuant to this Section 8, for each discontinued Product for after the date of such discontinuance.

8.7 SUPPORT PRIORITIZATION AND ESCALATION GUIDELINES, to ensure that all Product problems and technical inquiries are reported in a standard format, AGE will use and comply with the problem priority definitions and escalation guidelines as set forth in Exhibit B hereto, and LMS shall assign a priority to all problems submitted to AGE. Based on the priority of a Product problem, AGE agrees to provide LMS fixes or work-arounds in the following time frames:

Priority 1: Fix or work-around within 24 hours of problem report to AGE

Priority 2: Fix or work-around within 48 hours of problem report to AGE

Priority 3: Fix or work-around within 72 hours of problem report to AGE

Priority 4: Fix or work-around within one week of problem report to AGE

For Priority 3 or 4 problems, if AGE is unable to meet the time frames listed above, then AGE will provide to LMS within 24 hours, at a minimum, a written plan for addressing the problem.

9.       REPRESENTATIONS AND WARRANTIES

9.1 WARRANTY OF TITLE. AGE warrants and represents to LMS that (i) LMS shall acquire good and clear title to the Products, free and clear of all liens and encumbrances, (ii) all materials and services provided hereunder including, without limitation, the Products, are either owned or properly licensed by AGE or are in the public domain and the use thereof by LMS or its affiliates, customers, representatives, distributors or dealers will not infringe any proprietary rights of any third party, (iii) AGE has the full power to enter into this Agreement, to carry out its obligations under this Agreement and to grant the rights and licenses granted to LMS in this Agreement and (iv) AGE's compliance with the terms and conditions of this Agreement will not violate any Federal, state or local laws, regulations or ordinances or any third party agreements.

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9.2 Product warranty to LMS and its customers. AGE warrants the Products will reduce emissions from a coal burning power plant by a minimum of 18%, it will perform in accordance with the applicable Specifications and related documentation provided from test run by AGE and will achieve any function described therein, and will be free from defects in materials, workmanship or design for a period of one year from the date of shipment (the "Warranty Period"). AGE further warrants that all products will be free from defects outside the Warranty Period for a period of 5 years.

9.3 During the Warranty Period, AGE will replace (at its option), and return or deliver to the location designated by LMS within five (5) working days from receipt, any defective Product provided that the Product is returned to AGE. Unless AGE reasonably demonstrates a returned item is free from defect, AGE shall pay the costs of all shipping and insurance of the item (including, replacement, return of the same or replacement item to the original location) and assume the risk of loss during shipping. All replacement becomes the property of AGE.

9.4 This limited warranty does not extend to any Products that have been misused, abused, serviced by anyone other than an AGE authorized representative, LMS or a party authorized by LMS, or damaged due to accident or act of God. EXCEPT FOR THE WARRANTIES PROVIDED IN THIS AGREEMENT, NO OTHER WARRANTIES ARE EXPRESSED OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANT ABILITY AND FITNESS FOR A PARTICULAR PURPOSE. EXCEPT FOR THE WARRANTIES PROVIDED BY AGE IN THIS AGREEMENT, NO ADDITIONAL REPRESENTATION OR WARRANTY, INCLUDING BUT NOT LIMITED TO: STATEMENTS OF CAPACITY, SUITABILITY FOR USE OR PERFORMANCE, WHETHER MADE BY AGE EMPLOYEES OR LMS SHALL BE CONSIDERED TO BE A WARRANTY BY AGE FOR ANY PURPOSE OR GIVE RISE TO ANY LIABILITY OF AGE WHATSOEVER.

9.5 EPIDEMIC FAILURE. For the purposes of this Agreement epidemic failure will be deemed to have occurred if more than five percent of the then current total shipment base of the total shipment of Product should fail in 30 days within a time period of Days shipped. In the case of epidemic failure AGE and LMS will cooperate to implement the following procedure:

(a) LMS will immediately notify AGE upon discovery of the failure.

(b) Within twenty-four (24) hours AGE will give an initial response indicating its preliminary plan for diagnosing the problem, and send a clean up team to the failure location.

(c) AGE and LMS will jointly exert all efforts to diagnose the problem and plan a total clean-up of spilled product until a more permanent solution can be arranged.

(d) AGE will apply its engineering change order procedure in appropriate circumstances for hardware problems originating in the manufacturing process. AGE will prepare and consult with LMS regarding an appropriate as well as an interim solution, if one is needed.

(f) AGE and LMS will work together on a recovery plan.

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10.      ROYALTIES

10.1 LMS shall pay AGE royalty fees in the amount of thirteen percent (13%) of the profit created from an LMS' sale price less the LMS purchase price.

11.      INDEMNIFICATION

11.1 PROPRIETARY RIGHTS.

(a) AGE agrees to indemnify, defend and hold harmless LMS and its officers, directors, employees, shareholders, customers, agents, successors and assigns from and against any and all loss, damage, settlement or expense (including legal expenses), as incurred, resulting from or arising out of any claims which allege that any Products or the use or sale thereof infringe upon, misappropriate or violate any patents, copyrights, or trade secret rights or other proprietary rights of persons, firm or entities who are not parties to this Agreement except for such claims that result solely (i) from AGE's compliance with design specifications and/or data sheets supplied by LMS or (ii) from LMS's alteration or modification of Products after delivery by AGE; provided that LMS (i) promptly notifies AGE, in writing, of any notice or claim of such alleged infringement or misappropriation involving the Products of which it becomes aware, and (ii) permits AGE to control, in a manner not adverse to LMS, the defense, settlement adjustment or compromise of any such claim using counsel reasonably acceptable to LMS. LMS may employ counsel, at its own expense (provided that if such counsel is necessary because of a conflict of interest of either AGE or its counsel or because AGE does not assume control, AGE will bear such expense), to assist it with respect to any such claim. AGE shall not enter into any settlement that affects LMS's rights or interest without LMS's prior written approval. LMS shall have no authority to settle any claim on behalf of AGE. (b) If by reason of such infringement claim, LMS or its customers shall be prevented or are likely to be prevented by legal means from selling or using any Products, or if, in AGE's opinion, such claim is likely to occur, AGE will use its best efforts, at its expense, to: (i) obtain all rights required to permit the sale or use of the Products by LMS and its customers; or (ii) modify or replace such Products to make them non-infringing (and extend this indemnity thereto), provided that any such replacement or modified Products are satisfactory to LMS. If AGE is unable to achieve either of the options set forth above within a reasonable period of time after the issuance of the injunction, but in no event longer than thirty (30) days after receipt of notice thereof, AGE shall promptly refund to LMS the invoiced purchase price, plus all shipping, storage, and associated costs, of any Products returned freight collect to AGE which LMS or its customers are legally prohibited from selling or using.

11.2 PRODUCT LIABILITY INDEMNIFICATION.

(a) AGE expressly and unequivocally agrees to and hereby does indemnify, release, defend and hold LMS and its officers, directors, employees, shareholders, agents, successors and assigns harmless from and against all claims, damages, losses, costs and expenses, including attorneys' fees, arising in favor of any person, firm or corporation on account of product liability in any way relating to the Product, provided that LMS (i) promptly notifies AGE, in writing, of any notice or claim hereunder of which it becomes aware, and (ii) permits AGE to control, in a manner not adverse to LMS, the defense, settlement, adjustment or compromise of any such claim using counsel reasonably acceptable to LMS. LMS may employ counsel, at its own expense (provided that if such counsel is necessary because of a conflict of interest of either AGE or its counsel or because AGE does not assume control, AGE will bear such expense), to assist it with respect to any such claim. AGE shall not enter into any settlement that affects LMS's rights or interest without LMS's prior written approval. LMS shall have no authority to settle any claim on behalf of AGE.

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Notwithstanding the indemnification provisions of this Section 11.2, it is mutually agreed and understood that any and all obligations, commitments and liabilities with respect to Product liability as defined in this Section 11.2 shall not apply to AGE to the extent Products are manufactured by LMS in the event LMS has exercised its rights to manufacture AGE's Products pursuant to Section 10 hereunder, provided that AGE's Product liability indemnity obligations under this Section 11.2 shall continue to apply for defects arising from the design of the Product.

12.      CONFIDENTIALITY

Any proprietary information exchanged by the Parties during the term of this Agreement shall be treated pursuant to the Non-Disclosure Agreement, dated July 13th, 2018.

13.     LIMITATION OF LIABILITY

EXCEPT AS OTHERWISE PROVIDED HEREIN, UNDER NO CIRCUMSTANCES WILL EITHER PARTY BE LIABLE TO THE OTHER IN CONNECTION WITH THE SUBJECT MATTER OF THIS AGREEMENT UNDER ANY CONTRACT, STRICT LIABILITY, NEGLIGENCE OR OTHER LEGAL OR EQUITABLE THEORY, FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, (II) LOST PROFITS OR DATA OR (III) ANY AMOUNTS THAT ARE THE SUBJECT OF THE CLAIM. THIS SECTION DOES NOT LIMIT EITHER PARTY'S LIABILITY FOR BODILY INJURY OF A PERSON.

TERM AND TERMINATION

14.1 TERM. Unless terminated earlier as provided herein, this Agreement shall have a term of ten (10) years commencing from the Effective Date, unless terminated sooner by written notice given by a party pursuant to this Section 14. The parties may extend the term of this Agreement for up to additional five (5) year periods by written agreement executed no later than sixty (60) days prior to the expiration of the then current term period. Upon any expiration or termination, the rights and obligations of the parties shall continue except that AGE will not be required to accept further orders or undertake further product development.

14.2 TERMINATION FOR CAUSE This Agreement may be terminated by a party for cause immediately by written notice upon the occurrence of any of the following events:

(a) If the other ceases to do business, or otherwise terminates its business operations; or

(b) If the other breaches any provision of this Agreement and fails to cure such breach within thirty (30) days (immediately in the case of a breach of Section 12) of written notice describing the breach; or

(c) If the other becomes insolvent or seeks protection under any bankruptcy, receivership, trust deed, creditors arrangement, composition or comparable proceeding, or if any such proceeding is instituted against the other (and not dismissed within ninety (90) days).

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14.3 TERMINATION FOR CONVENIENCE. Subject to the terms of this Section 14, LMS may terminate this Agreement or any purchase order issued hereunder upon notice to AGE. Both LMS and AGE agree to cooperate in good faith to minimize the negative impact to both parties. LMS agrees to execute any termination for convenience in the following manner.

(a) Written notice informing AGE of LMS's intent to terminate this Agreement or any purchase orders issued hereunder.

(b) A minimum of nine (9) months lead time from the date of receipt of written notice by LMS before full termination of LMS's requirements.

14.4 AGE'S ACTIONS. Upon receipt of written notice pursuant to Section 14.3, AGE will, to the extent and at the times specified by LMS, stop all work under the affected purchase order, place no further orders for materials to complete the work, orders and any surviving rights under terminated subcontracts or orders, settle all claims thereunder after obtaining LMS's approval, protect all property in which LMS has or may acquire an interest, and transfer title and make delivery to LMS of all completed Products, articles, raw materials, work in process, and other things held or acquired by AGE in connection with the terminated portion of this purchase order. AGE will proceed promptly to comply with LMS's instructions respecting each of the foregoing without awaiting settlement of payment of its termination claim.

14.5 CLAIMS. Within thirty (30) days after termination according to Section 14.3, AGE may submit to LMS its written claim for any charges due to AGE from LMS. Failure to submit the claim within thirty (30) working days will constitute a waiver of all claims and a release of all AGE's liability arising out of the termination.

14.6 SETTLEMENT. In the event that AGE properly files any claims under Section 14.5 above, LMS agrees to pay to AGE the amounts identified by AGE in its invoice for any such termination that is promptly submitted to LMS. Notwithstanding the foregoing, if LMS reasonably disputes the amounts identified by AGE in the submitted invoice and the parties fail (in good faith) to reach agreement on an adjusted invoice value, LMS agrees to pay and AGE shall accept the following amounts:

(a) The price for all Products completed (which items were delivered or available for delivery at the time notice of termination was given) pursuant to the affected purchase order(s) and not previously paid for as specified in Exhibit A.

(b) The actual, documented costs incurred by AGE related to the terminated portion of the purchase order, including, only to the extent that any components, materials and other inventory cannot be used in any of AGE's non-AGE products: (i) AGE's cost of component inventory for the terminated portion of the purchase order(s), (ii) AGE cost of work in process materials including manufacturing operations completed at the time of cancellation for the terminated portion of LMS's purchase order, and (iii) reasonable cancellation charges incurred by AGE from component suppliers for the terminated portion of LMS's purchase order.

(c) The reasonable, documented costs incurred by AGE in protecting property in which LMS has or may acquire an interest.

(d) Notwithstanding the foregoing, payments made under this Section 14.6 shall in no event be included in the terminated purchase order(s) less payments otherwise made or to be made. Any amounts payable for property lost, damaged, stolen or destroyed prior to delivery to LMS will be excluded from amounts otherwise payable to AGE under this Section 14. THIS SECTION 14.6 SETS FORTH AGE'S ENTIRE REMEDIES WITH RESPECT TO A TERMINATION OF THIS AGREEMENT BY LMS UNDER SECTION 14.3 ABOVE.

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14.7 SURVIVAL; SUPPORT AFTER TERMINATION. Sections 2, 7.4, 9, 11, 12, 13, 14, 15, 16, 17, 18 and 19 and AGE's right to distribute Products in inventory or subject to any pending purchase order shall survive termination or expiration of this Agreement. In the event of any termination or expiration of this Agreement, AGE shall continue to provide maintenance AGE's prevailing rates. The support shall be provided a minimum of three (3) years after termination or expiration.

14.8 Subject to LMS's Manufacturing Rights under Section 10, upon AGE's request, LMS shall deliver to AGE all AGE property loaned to LMS under this Agreement, without cost to AGE (exclusive of freight costs). AGE shall determine the manner and procedure for returning the AGE property and shall pay the corresponding freight costs.

15.      FORCE MAJEURE

Neither party shall be considered in default of performance of its obligations under this Agreement to the extent that performance of such obligations is delayed by force majeure or contingencies or causes beyond the reasonable control of such party or its suppliers. In the event AGE fails to deliver product due to such causes, LMS may either:

(a) Terminate this Agreement or any part hereof as to Product(s) not shipped; or

(b) Suspend this Agreement in whole or in part for the duration of the delaying cause, and at LMS's option, buy the Product(s) elsewhere and deduct from any commitment to AGE the quantity so purchased. AGE shall resume performance under this Agreement immediately after the delaying cause ceases and, at LMS's option, extend the then current term period for a period equivalent to the length of time the excused delay endured.

16.     ASSIGNMENT

This Agreement shall be binding on the parties hereto and their successors and assigns; provided, however, that AGE shall not assign or transfer, in whole or in part, this Agreement or any of its rights or obligations arising hereunder without the prior written consent of LMS, except that AGE may assign this Agreement to a party that acquires all or substantially all of AGE's business, stock or assets. Any purported assignment without such consent shall be null and void. LMS may freely transfer, in whole or part, this Agreement and its rights and obligations hereunder.

17.     NONSOLICITATION

During the term of this Agreement and for one (1) year thereafter, each party will refrain from (i) soliciting the other party's employees or consultants for employment or other service or (ii) encouraging the other party's employees or consultants to leave the such other party for any reason.

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18.     COMPLIANCE WITH LAWS; IMPORT/EXPORT

18.1 COMPLIANCE WITH LAWS. AGE warrants that in performance of work under this Agreement it has complied with or will comply with all applicable federal, state, local laws and ordinances now or hereafter enacted including, but not limited to OSHA, the Fair Labor Standards Act of 1938 (29 U.S.C. 201-219), the 8-Hour Law (40 U.S.C. 327-332), the Equal Opportunity and Affirmative Action Regulations, and laws restraining the use of convict labor. AGE warrants that in performance of work under this Agreement it has complied with all laws, regulations, statutes and ordinances of all governmental entities including local, state, federal or international, now or hereafter enacted, which regulate any material because it is radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment including but not limited to the Comprehensive Environmental Response Compensation and Liability Act of 1980, the Resource Conservation Recovery Act, the Federal Water Pollution Control Act, the Clean Air Act, the Montreal Protocol, the Toxic Substances Control Act and similar laws, rules, statutes, treaties or orders and international understandings. In addition, AGE shall secure and maintain adequate workmen's compensation insurance in accordance with the laws of the state or states from which AGE shall furnish Product and/or services for LMS. Upon request, AGE agrees to issue certificates certifying compliance with any of the aforementioned laws or regulations as may be applicable to the Product and/or services being furnished hereunder.

18.2 IMPORT AND EXPORT. AGE shall provide all information under its control which is necessary or useful for LMS to obtain any export or import licenses required for LMS to ship or receive Products, including, but not limited to, U.S. customs certificates of delivery, affidavits or origin, and U.S. Federal Communications Commissions identifier, if applicable.

19.     GENERAL

19.1 NOTICES. All notices shall be sufficient only if personally delivered, delivered by telecopy, delivered by a major commercial rapid delivery courier service or mailed by certified or registered mail, return receipt requested, to either party at its address set forth below (or such other address as such party may provide by notice pursuant to this Section):

Advance Green Energy, Inc.	LUFETREGA MEXICO SA DE CV LFT
523 South Hwy 41	Mexico, Av Mariana Otero 1030,
Inverness, Florida 34450	Guadalajara, Jalisco Mexico

If not received sooner, notice by mail shall be deemed received five (5) days after deposit in the U.S. mails, properly addressed, with first class postage prepaid. Notice by telecopy shall be deemed received at the time sent or the next working day if such time is not during a working day.

19.2 CONTROLLING LAW AND JURISDICTION. This Agreement shall be governed, controlled, interpreted and defined by and under the laws of the State of Florida and the United States, without regard to the conflicts of laws provisions thereof. Unless waived by LMS (which it may do in its sole discretion) the exclusive jurisdiction and venue of any action with respect to the subject matter of this Agreement shall be the Circuit Court of Florida for the County of Citrus or the United States District Court in Tampa, Florida and each of the parties hereto submits itself to the exclusive jurisdiction and venue of such courts for the purpose of any such action. Service of process in any such action may be affected in the manner provided in Section 19.1 for delivery of notices.

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19.3 WAIVERS AND AMENDMENTS. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial waiver thereof include any other right, power or privilege. This Agreement may not be amended, changed, discharged or terminated except by a written document signed by duly authorized officers of the parties.

19.4 SEVERABILITY. In the event that any provision of this Agreement shall be unenforceable or invalid under any applicable law or be so held by applicable court decision, such unenforceability or invalidity shall only apply to such provision and shall not render this Agreement unenforceable or invalid as a whole; and, in such event, such provision shall be modified or interpreted so as to best accomplish the objective of such unenforceable or invalid provision within the limits of applicable law or applicable court decision and the manifest intent of the parties hereto.

19.5 RELATIONSHIP OF THE PARTIES. In fulfilling its obligations under this Agreement, each party shall be acting as an independent contractor. This Agreement does not make either party the employee, agent or legal representative of the other.

19.6 BASIS OF BARGAIN. EACH PARTY RECOGNIZES AND AGREES THAT THE WARRANTY DISCLAIMERS AND LIABILITY AND REMEDY LIMITATIONS IN THIS AGREEMENT ARE MATERIAL BARGAINED FOR BASES OF THIS AGREEMENT AND THAT THEY HAVE BEEN TAKEN INTO ACCOUNT AND REFLECTED IN DETERMINING THE CONSIDERATION TO BE GIVEN BY EACH PARTY UNDER THIS AGREEMENT AND IN THE DECISION BY EACH PARTY TO ENTER INTO THIS AGREEMENT.

19.7 ENTIRE AGREEMENT. This Agreement (including the Exhibits hereto) constitutes the entire Agreement between the parties hereto concerning the subject matter of this Agreement; and there are no conditions, understandings, agreements, representations, or warranties, expressed or implied, which are not specified herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by persons duly authorized as of the date and year first above written.

ADVANCE GREEN ENERGY, INC.

BY: /s/ P.M. Barbee

P.M. Barbee/President

LUFETREGA MEXICO SA DE CV FL

By: /s/ Luis Felipe Trejo

Luis Felipe Trejo

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EXHIBIT A

PRODUCTS/PRICING

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EXHIBIT B

Priority 1: Fix or work-around within 24 hours of problem report to AGE

Priority 2: Fix or work-around within 48 hours of problem report to AGE

Priority 3: Fix or work-around within 72 hours of problem report to AGE

Priority 4: Fix or work-around within one week of problem report to AGE

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